WINNING BRANDS CORP.

92 Caplan Avenue

Suite 134

Barrie ONT L4N 9J2

Canada

December 27, 2022

VIA EDGAR

Attorney Jordan Nimitz

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Re: Winning Brands Corp.

Form 1-A: Request for Qualification

File No. 024-11935

Dear Sirs/Madam:

Winning Brands Corp. (the “Company”) hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EDT on Friday, December 29, 2022, or as soon as practicable thereafter. For your information, the State of Connecticut is prepared to qualify the Offering.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ Eric Lehner Eric Lehner CEO